Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SWITCH, INC.

Switch, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”) hereby certifies as follows:

1. The name of the Corporation is Switch, Inc. The original Articles of Incorporation of the Corporation were filed with the Office of the Secretary of State of the State of Nevada on June 13, 2017.

2. These Amended and Restated Articles of Incorporation were duly adopted in accordance with Sections 78.390, 78.385 and 78.403 of the Nevada Revised Statutes, and restate, integrate and further amend the provisions of the Corporation’s existing Articles of Incorporation.

3. These Amended and Restated Articles of Incorporation of the Corporation were duly approved by a vote of the stockholder of the Corporation in accordance with the provisions of Section 78.390 of the Nevada Revised Statutes.

4. Immediately prior to the effective time of these Amended and Restated Articles of Incorporation, the Corporation has authorized one million (1,000,000) shares of common stock, par value $0.001 per share (the “Original Common Stock”), and has issued one (1) share of Original Common Stock.

5. The text of the Articles of Incorporation is hereby restated and amended to read in its entirety as follows:

ARTICLE 1.

The name of the corporation is Switch, Inc. (the “Corporation”).

ARTICLE 2.

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under Chapter 78 of the Nevada Revised Statutes (the “NRS”).

ARTICLE 3.

A. The total number of shares of all classes of stock that the Corporation is authorized to issue is [•] million ([•]), consisting of (i) [•] million ([•]) shares of Class A common stock, with a par value of $0.001 per share (the “Class A Common Stock”); (ii) [•] million ([•])

shares of Class B common stock, with a par value of $0.001 per share (the “Class B Common Stock”); (iii) [•] million ([•]) shares of Class C common stock, with a par value of $0.001 per share (the “Class C Common Stock”, and together with the Class A Common Stock and the Class B Common Stock, the “Common Stock”); and (iv) ten million (10,000,000) shares of preferred stock, with a par value of $0.001 per share as of the effective time of these Amended and Restated Articles of Incorporation and thereafter as may be established by the Board of Directors of the Corporation (the “Board of Directors”) with respect to any class or series thereof in the applicable Preferred Stock Designation (the “Preferred Stock”). At the effective time, the one (1) share of Original Common Stock of the Corporation issued and outstanding prior to the effective time shall be cancelled without further action by, or consideration to, the holder thereof.

B. The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more classes or series, and by filing a certificate pursuant to the applicable law of the State of Nevada (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights thereof, including, without limitation, the authority to fix or alter the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the dissolution preferences and the rights in respect to any distribution of assets of any wholly unissued class or series of Preferred Stock, and the treatment in the case of a merger, business combination transaction, or sale of the Corporation’s assets, and to increase or decrease the number of shares of any class or series so created subsequent to the issue of that class or series but not below the number of shares of such class or series then outstanding. In case the number of shares of any class or series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such class or series. There shall be no limitation or restriction on any variation between any of the different classes or series of Preferred Stock as to the designations, preferences, limitations, restrictions and relative rights thereof; and the several classes or series of Preferred Stock may vary in any and all respects as fixed and determined by the resolution or resolutions of the Board of Directors or a committee of the Board of Directors, providing for the issuance of the various classes or series of Preferred Stock.

C. The number of authorized shares of any of the Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of any holders of the Class A Common Stock, Class B Common Stock, Class C Common Stock or Preferred Stock, or of any class or series thereof, unless a separate vote of any such holders is required pursuant to the terms of any Preferred Stock Designation, irrespective of the provisions of Section 78.2055 and 78.207 of the NRS.

D. Except as otherwise required by applicable law:

1.	Each share of Class A Common Stock shall entitle the record holder thereof to one (1) vote on all matters on which stockholders generally are entitled to vote.

2.	Each share of Class B Common Stock shall entitle the record holder thereof to one (1) vote on all matters on which stockholders generally are entitled to vote.

3.	Until the date (the “Trigger Date”) on which the Permitted Class C Owners (as defined below) beneficially own, directly or indirectly, in the aggregate less than fifty percent (50%) of the number of shares of Class C Common Stock held by the Founder Continuing Members immediately following closing of the Corporation’s initial public offering of Class A Common Stock, each share of Class C Common Stock shall entitle the record holder thereof to ten (10) votes on all matters on which stockholders generally are entitled to vote. Upon and after the date certified by the Board of Directors that it determines, in its reasonable discretion, is the Trigger Date, each share of Class C Common Stock shall entitle the record holder thereof to one (1) vote on all matters on which stockholders generally are entitled to vote. In making such determination, the Board of Directors shall be entitled to conclusively rely on reports or schedules disclosing ownership of Common Stock filed by or on behalf of the Permitted Class C Owners, or any of them, pursuant to Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended.

4.	Except as otherwise required in these Amended and Restated Articles of Incorporation, the holders of Common Stock shall vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock).

5.	The holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation or to a Preferred Stock Designation that alters or changes the powers, preferences, rights or other terms of one or more outstanding class or series of Preferred Stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other class or series of Preferred Stock, to vote thereon as a separate class pursuant to these Amended and Restated Articles of Incorporation or a Preferred Stock Designation or pursuant to the NRS as currently in effect or as the same may hereafter be amended.

6.

Except as expressly provided in this Article 3, the Class B Common Stock and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing, (a) in the event of a merger, consolidation, conversion, exchange or other business combination requiring the approval of the holders of the Corporation’s capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of the Class B Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration (if any) as the holders of the Class C Common Stock and the holders of the Class B Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration (if any) on a per share basis as the holders of the Class C Common Stock and (b) in the event of (i) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (ii) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of the Class B Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration (if any) as the holders of the Class C Common Stock and the holders of the Class B Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration (if any) on a per share basis as the holders of the Class C Common Stock; provided that, for the purposes of the foregoing clauses (a) and (b) and notwithstanding the first sentence of this Article 3.D.6, (1) in the event any such consideration includes securities, the consideration payable to holders of Class B Common Stock shall be deemed the same form of consideration and at least the same amount of consideration on a per share basis as the holders of Class C Common Stock on a per share basis if the only difference in the per share distribution to the holders of Class C Common Stock is that the securities distributed to such holders have not more than ten times the voting power, on a per share basis, of any securities distributed to the holder of a share of Class B Common Stock (in each case, so long as such securities issued to the holders of Class C Common Stock remain subject to automatic conversion on terms no more favorable to such holders than those set forth in Article 3.F.2, Article 3.F.3 and Article 3.J.2.b) and (2) payments under or in respect of the tax receivable or similar agreement entered by the Corporation from time to time with any holders of Common Stock and/or securities of the LLC shall not be considered part of the consideration payable in respect of any share of Common Stock.

7.	No stockholder has any right or will be permitted to cumulate votes in any election of directors.

8.	Shares of one class or series of stock may be issued as a share dividend in respect of another class or series, Section 78.215(4) of the NRS notwithstanding.

E. Class B Common Stock. From and after the effective time of these Amended and Restated Articles of Incorporation, additional shares of Class B Common Stock may be issued only to, and registered in the name of, (i) the Non-Founder Continuing Members (as defined below), their respective successors and assigns as well as their respective transferees permitted in accordance with Article 3.J (including all subsequent successors, assigns and permitted transferees) and (ii) any Permitted Class C Owner (as defined below) that acquires Class B Common Stock pursuant to Article 3.F.2, Article 3.F.3 or Article 3.J (collectively, “Permitted Class B Owners”), in accordance with Article 5 and the aggregate number of shares of Class B Common Stock following any such issuance registered in the name of each such Permitted Class B Owner (excluding any Permitted Class C Owner) must be equal to the aggregate number of Common Units (as defined below) held of record by such Permitted Class B Owner under the Operating Agreement (as defined below).

F. Class C Common Stock.

1.	Issuance of Additional Shares. From and after the effective time of these Amended and Restated Articles of Incorporation, additional shares of Class C Common Stock may be issued only to, and registered in the name of, (a) Rob Roy, his spouse or any of his lineal descendants (including by step-, adoptive or similar relationships), (c) any entities wholly owned by Rob Roy, his spouse or any of his lineal descendants (including by step-, adoptive or similar relationships), (d) any trust or other estate planning vehicle for the benefit of Rob Roy, his spouse or any of his lineal descendants (including by step-, adoptive or similar relationships), and any of their respective successors and assigns as well as their respective transferees permitted in accordance with Article 3.J.2.b (including all subsequent successors, assigns and permitted transferees) (collectively, “Permitted Class C Owners”) or in accordance with Article 5, and the aggregate number of shares of Class C Common Stock and Class B Common Stock following any such issuance registered in the name of each such Permitted Class C Owner must be equal to the aggregate number of Common Units held of record by such Permitted Class C Owner under the Operating Agreement.

2.	Voluntary Conversion. Each share of Class C Common Stock shall be automatically converted into one share of Class B Common Stock if the holders of a majority of the shares of Class C Common Stock then outstanding, acting as a single class, approve or consent to such conversion.

3.	Mandatory Conversion. If, at any time after the effective time of these Amended and Restated Articles of Incorporation, any share of Class C Common Stock shall not be owned, beneficially or of record, by a Permitted Class C Owner, such share of Class C Common Stock shall be automatically converted into one share of Class B Common Stock.

4.	Mechanics of Conversion. Upon any conversion of shares of Class C Common Stock into shares of Class B Common Stock pursuant to Article 3.F.2 or Article 3.F.3, the holder shall surrender any certificate or certificates representing the shares of Class C Common Stock being converted, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at its principal corporate office stating the name or names in which the certificate or certificates representing the shares of Class B Common Stock issued upon conversion of such holder’s shares of Class C Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately upon the occurrence of any described in Article 3.F.2 or Article 3.F.3, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date.

5.	Reservation of Shares upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, the number of shares of Class B Common Stock as shall from time to time be sufficient to effect a conversion of all outstanding shares of Class C Common Stock and all additional shares of Class C Common Stock (if any) issuable upon the exercise of any outstanding options, warrants or other rights to acquire shares of Class C Common Stock. The Corporation covenants that all shares of Class B Common Stock issued upon any such conversion will, upon issuance, be validly issued, fully paid and non-assessable.

6.	Status of Converted Stock. In the event any shares of Class C Common Stock shall be converted into shares of Class B Common Stock pursuant to this Article 3.F, the shares of Class C Common Stock so converted shall be retired and shall not be reissued by the Corporation.

G. As used in these Amended and Restated Articles of Incorporation:

1.	“Common Unit” means a unit of membership interest in the LLC, authorized and issued under the Operating Agreement, and constituting a “Common Unit” as defined in the Operating Agreement as in effect as of the effective time of these Amended and Restated Articles of Incorporation.

2.	“Founder Continuing Members” means each of the Permitted Class C Owners on the date hereof.

3.	“LLC” means Switch, Ltd., a Nevada limited-liability company, or any successor entities thereto.

4.	“Non-Founder Continuing Members” means each of the holders of Common Units on the date hereof other than the Founder Continuing Members or the Corporation (or any subsidiaries of the Corporation).

5.	“Operating Agreement” means that certain Fifth Amended and Restated Operating Agreement, dated as of October [•], 2017, of the LLC as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

H. Subject to applicable law and the rights, if any, of the holders of any outstanding class or series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at such times and in such amounts as the Board of Directors in its discretion shall determine. Dividends shall not be declared or paid on the Class B Common Stock or the Class C Common Stock.

I. Subject to applicable law and the rights, if any, of the holders of any class or series of capital stock of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock shall be entitled, the holders of all outstanding shares of Class A Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. Without limiting the rights of the holders of Class B Common Stock or Class C Common Stock to have their Common Units redeemed in exchange for shares of Class A Common Stock, or at the Corporation’s option, cash, in accordance with the Operating Agreement (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding up), the holders of shares of Class B Common Stock or Class C Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. A merger, consolidation, reorganization or other business combination of the Corporation with any other person or persons, or a sale of all or substantially all of the assets of the Corporation, shall not be considered to be a dissolution, liquidation or winding up of the Corporation within the meaning of this Article 3.I.

J. Transfer of Class B Common Stock or Class C Common Stock.

1.	In connection with the redemption of Common Units pursuant to the Operating Agreement, a holder of Class B Common Stock or Class C Common Stock may surrender shares of Class B Common Stock or Class C Common Stock, as applicable, to the Corporation for no consideration at any time. Following the surrender of any shares of Class B Common Stock or Class C Common Stock to the Corporation, the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation.

2.	The following transfer restrictions described in this Article 3.J.2 are referred to as the “Restrictions”.

a.	A holder of Class B Common Stock may transfer shares of Class B Common Stock to any transferee (other than the Corporation) only if such holder also simultaneously transfers an equal number of such holder’s Common Units (as such numbers may be adjusted to reflect equitably any stock split, subdivision, combination or similar change with respect to the Class B Common Stock or Common Units) to such transferee in compliance with the Operating Agreement. In the event a holder of Class B Common Stock transfers shares of Class B Common Stock to a Permitted Class C Owner in accordance with this provision, such transferred shares will remain shares of Class B Common Stock.

b.	A holder of Class C Common Stock may transfer shares of Class C Common Stock to any Permitted Class C Owner (which does not include the Corporation) only if such holder also simultaneously transfers an equal number of such holder’s Common Units (as such numbers may be adjusted to reflect equitably any stock split, subdivision, combination or similar change with respect to the Class C Common Stock or Common Units) to such transferee in compliance with the Operating Agreement. In the event a holder of Class C Common Stock transfers shares of Class C Common Stock to any transferee other than a Permitted Class C Owner in accordance with this Article 3.J.2.b, such transferred shares shall be automatically converted into shares of Class B Common Stock in accordance with Article 3.F.3.

3.	Any purported transfer of shares of Class B Common Stock or Class C Common Stock in violation of the Restrictions shall be null and void. If, notwithstanding the Restrictions, a person shall, voluntarily or involuntarily, purportedly become or attempt to become, the purported owner (“Purported Owner”) of shares of Class B Common Stock or Class C Common Stock in violation of the Restrictions, then the Purported Owner shall not obtain any rights in and to such shares of Class B Common Stock or Class C Common Stock, as applicable (the “Restricted Shares”), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation’s transfer agent (the “Transfer Agent”).

4.	Upon a determination by the Board of Directors that a person has attempted or is attempting to transfer or to acquire Restricted Shares, or has purportedly transferred or acquired Restricted Shares, in violation of the Restrictions, the Board of Directors may take such action as it deems advisable to refuse to give effect to such attempted or purported transfer or acquisition on the books and records of the Corporation, including without limitation to cause the Transfer Agent to record the Purported Owner’s transferor as the record owner of the Restricted Shares, and to institute proceedings to enjoin any such attempted or purported transfer or acquisition, or reverse any entries or records reflecting such attempted or purported transfer or acquisition.

5.	The Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures that are consistent with the provisions of this Article 3.J for determining whether any transfer or acquisition of shares of Class B Common Stock or Class C Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Article 3.J. Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with its Transfer Agent and shall be made available for inspection by any prospective transferee and, upon written request, shall be mailed to holders of shares of Class B Common Stock or Class C Common Stock, as applicable.

6.	The Board of Directors shall have all powers necessary to implement the Restrictions, including without limitation the power to prohibit the transfer of any shares of Class B Common Stock or Class C Common Stock in violation thereof.

K. To the extent that any Permitted Class B Owner or Permitted Class C Owner exercises its right pursuant to the Operating Agreement to have its Common Units redeemed by the LLC in accordance with the Operating Agreement, then simultaneous with the payment of, at the Corporation’s election, cash or Class A Common Stock consideration to such Permitted Class B Owner or Permitted Class C Owner by the LLC (in the case of a redemption) or the Corporation (in the case of an election by the Corporation pursuant to the Operating Agreement to effect a direct exchange with such Permitted Class B Owner or Permitted Class C Owner), the Corporation shall cancel for no consideration a number of shares of Class B Common Stock or Class C Common Stock, as applicable, registered in the name of the redeeming or exchanging Permitted Class B Owner or Permitted Class C Owner equal to the number of Common Units held by such Permitted Class B Owner or Permitted Class C Owner that are redeemed or exchanged in such redemption or exchange transaction. Notwithstanding the Restrictions, (i) in the event that any outstanding share of Class B Common Stock or Class C Common Stock shall cease to be held by a registered holder of Common Units, such share of Class B Common Stock or Class C Common Stock shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock or holder of Class C Common Stock be cancelled for no consideration, and the Corporation will take all actions necessary to retire such share and such share shall not be re-issued by the Corporation, (ii) in the event that any registered holder of Class B Common Stock or Class C Common Stock no longer holds an interest in an equal number of Common Units, the shares of Class B Common Stock or Class C Common Stock registered in the name of such holder that exceed the number of Common Units held by such holder shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock or Class C Common Stock be cancelled for no consideration, and the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation, (iii) in the event that no Permitted Class B Owner owns any Common Units that are redeemable pursuant to the Operating Agreement, then all shares of Class B Common Stock will be cancelled for no consideration, and the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation, and (iv) in the event that no Permitted Class C Owner owns any Common Units that are redeemable pursuant to the Operating Agreement, then all shares of Class C Common Stock will be cancelled for no consideration, and the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation.

L. All certificates or book-entries representing shares of Class B Common Stock and Class C Common Stock, as the case may be, shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE] [BOOK-ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE AMENDED AND RESTATED ARTICLES OF INCORPORATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY STOCKHOLDER MAKING A REQUEST THEREFOR).

M. The Class B Common Stock may be issued and transferred in fractions of a share which shall entitle the holder to exercise voting rights and to have the benefit of all other rights of holders of Class B Common Stock. The Class C Common Stock may be issued and transferred in fractions of a share which shall entitle the holder to exercise voting rights and to have the benefit of all other rights of holders of Class C Common Stock. Subject to the Restrictions, holders of shares of Class B Common Stock and Class C Common Stock shall be entitled to transfer fractions thereof and the Corporation shall, and shall cause the Transfer Agent to, facilitate any such transfers, including by issuing certificates or making book entries representing any such fractional shares. For all purposes of these Amended and Restated Articles of Incorporation (including, without limitation, Article 3.D, Article 3.I, Article 3.J, Article 3.K, this Article 3.M, Article 5.D and Article 5.E hereof), all references to the Class B Common Stock or Class C Common Stock or any share thereof (whether in the singular or plural) shall be deemed to include references to any fraction of a share of Class B Common Stock or Class C Common Stock, respectively.

ARTICLE 4.

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares or other securities of each class or series, the number of shares or securities of such class or series required to be available for issuance pursuant to the Operating Agreement; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of any such issuance by delivery of shares of Class A Common Stock which are held in the treasury of the Corporation. The Corporation covenants that all shares of Class A Common Stock issued pursuant to the Operating Agreement will, upon issuance, be validly issued, fully paid and non-assessable.

ARTICLE 5.

A. The Corporation shall undertake all actions, including, without limitation, a reclassification, dividend, division or recapitalization, with respect to the shares of Class A Common Stock necessary to maintain at all times a one-to-one ratio between the number of Common Units owned by the Corporation and the number of outstanding shares of Class A Common Stock, disregarding, for purposes of maintaining the one-to-one ratio, (i) shares of Class A Common Stock issued pursuant to awards made under the Switch, Inc. 2017 Incentive Award Plan, and any other stock incentive plan adopted by the Corporation from time to time, that have not yet vested thereunder, (ii) treasury stock, or (iii) Preferred Stock or other debt or equity securities (including without limitation warrants, options and rights) issued by the Corporation that are convertible or exercisable or exchangeable for Class A Common Stock (except to the extent the net proceeds from such other securities, including without limitation any exercise or purchase price payable upon conversion, exercise or exchange thereof, has been contributed by the Corporation to the equity capital of the LLC).

B. The Corporation shall undertake all actions, including, without limitation, a reclassification, dividend, division or recapitalization, with respect to the shares of Class B Common Stock and Class C Common Stock necessary to maintain at all times a one-to-one ratio between the number of Common Units owned by all Permitted Class B Owners and Permitted Class C Owners and the number of outstanding shares of Class B Common Stock and Class C Common Stock owned by all Permitted Class B Owners and Permitted Class C Owners.

C. The Corporation shall not undertake or authorize (i) any subdivision (by any stock split, stock dividend, reclassification, recapitalization or similar event) or combination (by reverse stock split, reclassification, recapitalization or similar event) of the Class A Common Stock that is not accompanied by an identical subdivision or combination of the Common Units to maintain at all times a one-to-one ratio between the number of Common Units owned by the Corporation and the number of outstanding shares of Class A Common Stock; or (ii) any subdivision (by any stock split, stock dividend, reclassification, recapitalization or similar event) or combination (by reverse stock split, reclassification, recapitalization or similar event) of the Class B Common Stock or Class C Common Stock that is not accompanied by an identical subdivision or combination of the Common Units to maintain at all times, subject to the provisions of these Amended and Restated Articles of Incorporation, a one-to-one ratio between the number of Common Units owned by the Permitted Class B Owners and Permitted Class C

Owners and the number of outstanding shares of Class B Common Stock and Class C Common Stock, unless, in the case of clause (i) or (ii) of this Article 5.C, such action is necessary to maintain at all times both a one-to-one ratio between the number of Common Units owned by the Corporation and the number of outstanding shares of Class A Common Stock and a one-to-one ratio between the number of Common Units owned by the Permitted Class B Owners and Permitted Class C Owners and the number of outstanding shares of Class B Common Stock and Class C Common Stock.

D. The Corporation shall not issue, transfer or deliver from treasury stock or repurchase shares of Class A Common Stock unless in connection with any such issuance, transfer, delivery or repurchase the Corporation takes or authorizes all requisite action such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of Common Units owned by the Corporation will equal on a one-for-one basis the number of outstanding shares of Class A Common Stock, disregarding, for purposes of maintaining the one-to-one ratio, (i) shares of Class A Common Stock issued pursuant to awards made under the Switch, Inc. 2017 Incentive Award Plan, and any other stock incentive plan adopted by the Corporation from time to time, that have not yet vested thereunder, (ii) treasury stock or (iii) Preferred Stock or other debt or equity securities (including without limitation warrants, options and rights) issued by the Corporation that are convertible or exercisable or exchangeable for Class A Common Stock (except to the extent the net proceeds from such other securities, including without limitation any exercise or purchase price payable upon conversion, exercise or exchange thereof, has been contributed by the Corporation to the equity capital of the LLC). The Corporation shall not issue, transfer or deliver from treasury stock or repurchase or redeem shares of Preferred Stock unless in connection with any such issuance, transfer, delivery, repurchase or redemption, the Corporation takes all requisite action such that, after giving effect to all such issuances, transfers, repurchases or redemptions, the Corporation holds (in the case of any issuance, transfer or delivery) or ceases to hold (in the case of any repurchase or redemption) equity interests in the LLC which (in the good faith determination by the Board of Directors) are in the aggregate substantially equivalent in all respects to the outstanding Preferred Stock so issued, transferred, delivered, repurchased or redeemed.

E. The Corporation shall not consolidate, merge, combine or consummate any other transaction (other than an action or transaction for which an adjustment is provided in one of the preceding paragraphs of this Article 5 or in Article 3) in which shares of Class A Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash and/or any other property, unless in connection with any such consolidation, merger, combination or other transaction each Common Unit shall be entitled to be exchanged for or converted into (without duplication of any corresponding share of Class A Common Stock which the Corporation may elect to issue upon a redemption of such Common Unit by the holder thereof) the same kind and amount of stock or securities, cash and/or any other property, as the case may be, into which or for which each share of Class A Common Stock is exchanged or converted, in each case to maintain at all times a one-to-one ratio between (x) the stock or securities, or rights to receive cash and/or any other property issuable in such transaction in exchange for or conversion of one share of Class A common stock and (y) the stock or securities, or rights to receive cash and/or any other property issuable in such transaction in exchange for or conversion of one Common Unit. The foregoing provisions of this Article 5.E shall not apply to any action or transaction (including any consolidation, merger or combination) approved by the holders of a majority of the voting power of the Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting as a separate class.

ARTICLE 6.

The Board of Directors is expressly authorized to adopt, amend and repeal the bylaws of the Corporation (the “Bylaws”).

ARTICLE 7.

A. Elections of the directors comprising the Board of Directors (each such director, in such capacity, a “Director”) need not be by written ballot unless the Bylaws shall so provide.

B. Subject to the rights of the holders of any class or series of Preferred Stock to elect additional directors under specified circumstances, the number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the Whole Board. For purposes of these Amended and Restated Articles of Incorporation, the term “Whole Board” shall mean the total number of authorized directors for the Board of Directors whether or not there exist any vacancies in previously authorized directorships.

C. Except as otherwise required by law and subject to the rights of the holders of any class or series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the Directors then in office and entitled to vote thereon, though less than a quorum, or by a sole remaining Director entitled to vote thereon, and not by the stockholders. Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen and until his successor shall be elected and qualified.

D. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, any Director, or the entire Board of Directors, may be removed from office by a vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote at an annual or special meeting duly noticed and called in accordance with these Amended and Restated Articles.

E. Advance notice of stockholder nominations for election of Directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

ARTICLE 8.

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the NRS, as amended from time to time, and may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares of the relevant class(es) or series of stock of the Corporation representing not less than the minimum amount of voting power that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Corporation then issued and outstanding (other than treasury stock) entitled to vote thereon were present and voted and delivered to the Corporation by delivery to its registered office in Nevada, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded; provided, however, that, subject to the rights of any class or series of Preferred Stock, no action by stockholders may be taken by written consent in lieu of a meeting of stockholders unless such written consent and the taking of the action specified therein have been previously approved by the affirmative vote of Directors constituting a majority of the Whole Board, and that after the Trigger Date, any action required or permitted to be taken by stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting. Notwithstanding anything in this Article 8 to the contrary, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of Directors constituting a majority of the Whole Board.

ARTICLE 9.

A. The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, in the manner, and subject to approval by stockholders as, now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided that any amendment to Article 8 or Article 11 shall be effective only upon the affirmative vote of the holders of Common Stock and Preferred Stock then outstanding representing two-thirds or more of the votes eligible to be cast in an election of Directors.

B. If any provision or provisions of these Amended and Restated Articles of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of these Amended and Restated Articles of Incorporation (including, without limitation, each portion of any sentence of these Amended and Restated Articles of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE 10.

The Corporation is authorized to indemnify and to advance expenses to each current, former or prospective Director, officer, employee or agent of the Corporation to the fullest extent permitted by Sections 78.7502 and 78.751 of the NRS, or any successor provision of Nevada law allowing greater indemnification or advancement of expenses. To the fullest extent permitted by Section 78.138 of the NRS or any successor provision of Nevada law, no Director or officer shall be personally liable to the Corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a Director or officer. No amendment to, or modification or repeal of, this Article 10 shall adversely affect any right or protection of a Director or of any officer, employee or agent of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, modification or repeal.

ARTICLE 11.

A. To the fullest extent permitted by the laws of the State of Nevada, (a) the Corporation hereby renounces all interest and expectancy that it otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) the Board of Directors or any Director, (ii) any stockholder, officer or agent of the Corporation, or (iii) any affiliate of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in his or her capacity as an employee of the Corporation or its subsidiaries; (b) no holder of Class A Common Stock, Class B Common Stock or Class C Common Stock and no Director that is not an employee of the Corporation or its subsidiaries will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Corporation or its subsidiaries from time to time is engaged or proposes to engage or (ii) otherwise competing, directly or indirectly, with the Corporation or any of its subsidiaries; and (c) if any holder of Class A Common Stock, Class B Common Stock or Class C Common Stock or any Director that is not an employee of the Corporation or its subsidiaries acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such holder of Class A Common Stock, Class B Common Stock or Class C Common Stock or such Director or any of their respective affiliates, on the one hand, and for the Corporation or its subsidiaries, on the other hand, such holder of Class A Common Stock, Class B Common Stock or Class C Common Stock or Director shall have no duty to communicate or offer such transaction or business opportunity to the Corporation or its subsidiaries and such holder of Class A Common Stock, Class B Common Stock or Class C Common Stock or Director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence of this Article 11.A shall not apply to any potential transaction or business opportunity that is expressly offered to a Director, who is not an employee of the Corporation or its subsidiaries, solely in his or her capacity as a Director.

B. To the fullest extent permitted by the laws of the State of Nevada, no potential transaction or business opportunity may be deemed to be a potential corporate opportunity of the Corporation or its subsidiaries unless (a) the Corporation and its subsidiaries would be permitted to undertake such transaction or opportunity in accordance with these Amended and Restated Articles of Incorporation, (b) the Corporation and its subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity and (c) such transaction or opportunity would be in the same or similar line of business in which the Corporation and its subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

C. No holder of Class A Common Stock, Class B Common Stock or Class C Common Stock and no Director will be liable to the Corporation or its subsidiaries or stockholders for breach of any duty (contractual or otherwise) by reason of any activities or omissions of the types referred to in this Article 11.

ARTICLE 12.

Unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County of the State of Nevada (the “Court”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, any Director or the Corporation’s officers or employees arising pursuant to any provision of the NRS, Section 92A of the Nevada Revised Statutes or these Amended and Restated Articles of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation, any Director or the Corporation’s officers or employees governed by the internal affairs doctrine, except, as to each of clauses (i) through (iv) above, for any claim as to which the Court determines that there is an indispensable party not subject to the jurisdiction of the Court (and the indispensable party does not consent to the personal jurisdiction of the Court within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court, or for which the Court does not have subject matter jurisdiction.

ARTICLE 13.

The Corporation expressly elects to be governed by Sections 78.411 through 78.444 (Combinations with Interested Stockholders) and 78.378 through 78.3793 (Acquisition of Controlling Interest), inclusive, of the NRS.

ARTICLE 14.

The effective time of these Amended and Restated Articles of Incorporation shall be the date and time that these Amended and Restated Articles of Incorporation are filed with the Secretary of State of the State of Nevada.

IN WITNESS WHEREOF, the Corporation has caused these Amended and Restated Articles of Incorporation to be signed by [•], its [•],on this [•] day of [•], 2017.

SWITCH, INC.

By:
Name:
Title:

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